July 28, 2009



BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY
------------------------------------------

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

         Re:      WNC California Housing Tax Credits III, L.P.
                  Form 10-K for the Year Ended March 31, 2007
                  Forms 10-Q for the quarters ended June 30, September 30 and December 31, 2007
                  File No. 000-23908

Dear Mr. Gordon:

         The registrant is in receipt of your letter to Wilfred N. Cooper, Jr., dated June 1, 2009 regarding the above-referenced registrant (the
"Partnership"). I am the Chief Financial Officer of WNC & Associates, Inc., general partner of the Partnership.

         Responses to the comments included in your letter are numbered to correspond to the numbered comments in your letter.

1. The final risk factor in Item 1A of the 10-K will be expanded to be consistent with the MD&A disclosure in Item 7.

         The final risk factor in Item 1A of the 10-K will be revised to read as follows:

              Anticipated future and existing cash resources of the Partnership are not sufficient to pay existing liabilities of the Partnership. However, substantially all of the existing liabilities of the Partnership are payable to the General Partner and/or its affiliates.

              The Partnership's accrued payables consist primarily of the asset management fees payable to the General Partner. These accrued payables increased by approximately $147,000, $127,000, and $156,000 for the years ended March 31, 2007, 2006 and 2005, respectively. The Partnership's future contractual cash obligations consist solely of its obligations to pay future annual asset management fees. These will equal approximately $181,000 per year through the termination of the Partnership, which must occur

Mr. Daniel L. Gordon
July 28, 2009
Page 2


              no later than December 31, 2050. Though the amounts payable to the General Partner and/or its affiliates are contractually currently payable, the Partnership anticipates that the General Partner and/or its affiliates will not require the payment of these contractual obligations until capital reserves are in excess of the aggregate of the existing contractual obligations and anticipated future foreseeable obligations of the Partnership. The Partnership would be adversely affected should the General Partner and/or its affiliates demand current payment of the existing contractual obligations and or suspend services for this or any other reason.

              Associates agreed to continue providing advances sufficient enough to fund the operations and working capital requirements of the Partnership through March 31, 2008.

2. Please be advised that (i) with respect to the annual report for the fiscal year ended March 31, 2007, Item 9A paragraph (a) will be revised to read as set forth below under "Item 9A - 3/31/07 amendment." The language under "Item 9A - 3/31/08 annual report" is that proposed to be included as the entire disclosure under Item 9A of the annual report for the fiscal year ended March 31, 2008.

         We confirm that future filings will accurately describe the officers' conclusions regarding the effectiveness of the registrant's disclosure controls and procedures.

         Item 9A - 3/31/07 amendment
         ---------------------------

              (a) As of the end of the period covered by this report, the Partnership's General Partner, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of Associates, carried out an evaluation of the effectiveness of the Partnership's "disclosure controls and procedures" as defined in Securities Exchange Act of 1934 Rule 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Partnership's disclosure controls and procedures were not effective to ensure that material information required to be disclosed in the Partnership's periodic report filings with SEC is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms, consistent with the definition of "disclosure controls and procedures" under the Securities Exchange Act of 1934.

              The Partnership must rely on the Local Limited Partnerships to provide the Partnership with certain information necessary to the timely filing of the Partnership's periodic reports. Factors in the accounting at the Local Limited Partnerships have caused delays in the provision of such information during past reporting periods, and resulted in the Partnership's inability to file its periodic reports in a timely manner.

Mr. Daniel L. Gordon
July 28, 2009
Page 3


              Once the Partnership has received the necessary information from the Local Limited Partnerships, the Chief Executive Officer and the Chief Financial Officer of Associates believe that the material information required to be disclosed in the Partnership's periodic report filings with SEC is effectively recorded, processed, summarized and reported, albeit not in a timely manner. Going forward, the Partnership will use the means reasonably within its power to impose procedures designed to obtain from the Local Limited Partnerships the information necessary to the timely filing of the Partnership's periodic reports.

         Item 9A - 3/31/08 annual report
         -------------------------------

              (a) Disclosure controls and procedures
                  ----------------------------------

              As of the end of the period covered by this report, the Partnership's General Partner, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of Associates, carried out an evaluation of the effectiveness of the Partnership's "disclosure controls and procedures" as defined in Securities Exchange Act of 1934 Rule 13a-15 and 15d-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Partnership's disclosure controls and procedures were not effective to ensure that material information required to be disclosed in the Partnership's periodic report filings with SEC is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms, consistent with the definition of "disclosure controls and procedures" under the Securities Exchange Act of 1934.


              The Partnership must rely on the Local Limited Partnerships to provide the Partnership with certain information necessary to the timely filing of the Partnership's periodic reports. Factors in the accounting at the Local Limited Partnerships have caused delays in the provision of such information during past reporting periods, and resulted in the Partnership's inability to file its periodic reports in a timely manner.

              Once the Partnership has received the necessary information from the Local Limited Partnerships, the Chief Executive Officer and the Chief Financial Officer of Associates believe that the material information required to be disclosed in the Partnership's periodic report filings with SEC is effectively recorded, processed, summarized and reported, albeit not in a timely manner. Going forward, the Partnership will use the means reasonably within its power to impose procedures designed to obtain from the Local Limited Partnerships the information necessary to the timely filing of the Partnership's periodic reports.

Mr. Daniel L. Gordon
July 28, 2009
Page 4


              (b) Management's annual report on internal control over financial
                  -------------------------------------------------------------
reporting
---------

              The management of Associates is responsible for establishing and maintaining for the Partnership adequate internal control over financial reporting as that term is defined in Securities Exchange Act Rule 13a-15(f), and for performing an assessment of the effectiveness of internal control over financial reporting as of March 31, 2008. The internal control process of Associates, as it is applicable to the Partnership, was designed to provide reasonable assurance to Associates regarding the preparation and fair presentation of published financial statements, and includes those policies and procedures that:

             (1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;
             (2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States, and that the Partnership's receipts and expenditures are being made only in accordance with authorization of the management of Associates; and
             (3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership's assets that could have a material effect on the financial statements.

              All internal control processes, no matter how well designed, have inherent limitations. Therefore, even those processes determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

              Management of Associates assessed the effectiveness of its internal control over financial reporting, as it is applicable to the Partnership, as of the end of the Partnership's most recent fiscal year. In making this assessment, it used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
              (COSO). Based on its assessment, management of Associates concluded that, for the reasons set forth above under "Disclosure controls and procedures", the internal control over financial reporting, as it is applicable to the Partnership, was not effective as of March 31, 2008. This annual report does not include an attestation report of the Partnership's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Partnership's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Partnership to provide only management's report in this annual report.

Mr. Daniel L. Gordon
July 28, 2009
Page 5


              For purposes of the Securities Exchange Act of 1934, the term "material weakness" is a deficiency, or a combination of deficiencies, in a reporting company's internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. For the reasons discussed above in this Item 9A, sub-section (a) under the caption "Disclosure Controls and Procedures," the Partnership's internal control over financial reporting has not been effective in permitting timely reporting of the Partnership's financial information. Accordingly, the management of Associates believes that this inability to generate timely reports constitutes a material weakness in its internal control over financial reporting.

              (c) Changes in internal controls
                  ----------------------------

              There were no changes in the Partnership's internal control over financial reporting that occurred during the quarter ended March 31, 2008 that materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.

3. To the extent that the Partnership continues to file as a non-accelerated filer, in future filings the Partnership will provide statements of operations and cash flows for certain subsidiaries under Rule 3-09 of Regulation S-X for each of the three fiscal years preceding the date of the most recent audited balance sheet. If at a future filing date, the Partnership files as a smaller reporting company, the Partnership intends to comply with all requirements applicable to the Partnership as a smaller reporting company under Regulation S-X.

                                      *****

         In connection with the foregoing, the Partnership hereby acknowledges that:

         - The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;
         - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         - The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
July 28, 2009
Page 6


         If you have any further questions or comments, please contact me at
(714) 662-5565 ext. 114 or Melanie Wenk at (714) 662-5565 ext 171.

                                Very truly yours,




                                /s/ Thomas J. Riha
                                -------------------
                                Thomas J. Riha
                                Senior Vice President - Chief Financial Officer, WNC & Associates, Inc.

cc:      Karen Garnett,
         Assistant Director
         Real Estate and Business Services
         Division of Corporation Finance
         Securities and Exchange Commission
         100 F Street, NE
         Washington, D.C. 20549

         Jonathan Wiggins
         Kristina Aberg
         Division of Corporation Finance
         Securities and Exchange Commission
         100 F Street, NE
         Washington, D.C. 20549

         Paul G. Dannhauser, Esq.